ZENTEK LTD.

(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2022 and 2021

(Expressed in Canadian Dollars)

Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 1100 Royal Centre 1055 West Georgia Street Vancouver, BC V6E 3P3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Zentek Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Zentek Ltd. (formerly Zen Graphene Solutions Ltd.) (the "Company") as of March 31, 2022 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2022, and the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

Vancouver, British Columbia

June 29, 2022

We have served as the Company's auditor since 2022

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	March 31,
	2022	2021
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash and cash equivalents [note 13]	26,675,000	3,091,549
Accounts and other receivables [note 4]	656,164	119,349
Loan receivable [note 5]	2,950,000	-
Inventories [note 6]	665,572	-
Prepaids and deposits [note 6]	1,012,363	174,480
Total current assets	31,959,099	3,385,378

Non-current assets
Property and equipment [note 7]	6,025,421	705,221
Exploration and evaluation assets [note 8]	-	26,159,729
Total non-current assets	6,025,421	26,864,950
Total assets	37,984,520	30,250,328

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 9]	1,204,587	373,103
Current portion of lease liability [note 10]	149,317	122,452
Current portion of long-term debt [note 11]	950,930	-
Unit subscriber deposits	-	2,008,728
Deferred premium on flow-through shares	-	1,884
Total current liabilities	2,304,834	2,506,167

Non-current liabilities
Lease liability [note 10]	132,555	281,873
Long-term debt [note 11]	998,070	-
Total non-current liabilities	1,130,625	281,873
Total liabilities	3,435,459	2,788,040

SHAREHOLDERS' EQUITY
Share capital [note 12(a)]	85,494,266	43,801,952
Warrants [note 12(b)]	-	407,264
Share-based payment reserve [note 12(c)]	7,761,541	3,270,399
Shares to be issued	472,500	472,500
Deficit	(59,179,246)	(20,489,827)
Total shareholders' equity	34,549,061	27,462,288
Total shareholders' equity and liabilities	37,984,520	30,250,328

Nature of Business [note 1]

Commitments and Contingencies [note 18]

Subsequent Events [note 22]

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements were authorised for issue by the Board of Directors on June 29, 2022.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Brian Bosse"	, Director

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	2022	2021
FOR THE YEARS ENDED MARCH 31	$	$

REVENUE
Sales	339,666	-
Other income	7,517	2,355
	347,183	2,355

EXPENSES
Amortization [note 7]	614,710	126,799
Consulting fees	898,208	392,752
Investor relations and promotion	280,740	175,932
Listing and filing fees	325,167	52,466
Professional fees	1,849,888	548,922
Rent	196,994	51,570
Research and development	1,541,902	-
Salaries and benefits [note 15]	1,436,708	516,784
Stock-based compensation [notes 12(c) and 15]	4,726,840	2,018,416
Supplies and materials	376,787	196,028
Other expenses [note 21]	661,904	236,406
	12,909,848	4,316,075

Loss from continuing operations	(12,562,665)	(4,313,720)

Discontinued operations
Impairment of exploration and evaluation assets [note 8]	26,671,935	-
Loss from discontinued operations [note 8]	26,671,935	-

Loss before the undernoted	(39,234,600)	(4,313,720)

Interest and other income	20,597	4,107
Interest expense	(63,777)	(6,460)
Premium on flow-through shares	1,884	109,795
Government grants [note 20]	581,848	337,628
Total other items	540,552	445,070

Net and comprehensive loss for the year	(38,694,048)	(3,868,650)

Basic and diluted net loss per share [note 19]
Continuing operations	0.13	0.05
Discontinued operations	0.29	-
	0.42	0.05

The accompanying notes are an integral part of these consolidated financial statements

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)	2022	2021
FOR THE YEARS ENDED MARCH 31	$	$

OPERATING ACTIVITIES
Loss for the year	(38,694,048)	(3,868,650)
Loss from discontinued operations	26,671,935	-
Loss from continuing operations	(12,022,113)	(3,868,650)

Items not affecting cash
Amortization [note 7]	614,710	126,799
Premium on flow-through shares	(1,884)	(109,795)
Shares issued for license agreement [note 12(a)]	50,000	-
Stock-based compensation [note 12(c)]	4,726,840	2,018,416
	(6,632,447)	(1,833,230)
Net change in non-cash working capital balances [note 13]	(1,356,425)	38,547
Cash flows used in continuing operating activities	(7,988,872)	(1,794,683)

INVESTING ACTIVITIES
Government assistance received [note 8]	-	132,732
Loan receivable advanced	(2,950,000)	-
Purchase of property and equipment	(3,985,910)	(254,282)
Cash flows used in continuing investing activities	(6,935,910)	(121,550)
Cash flows used in discontinued investing activities	(316,698)	(1,111,693)

FINANCING ACTIVITIES
Shares issued [note 12(a)]	33,014,082	-
Share issue costs [note 12(a)]	(1,592,488)	-
Units issued [note 12(a)]	2,329,270	2,050,000
Unit issue costs [note 12(a)]	(63,364)	(37,661)
Unit subscriber deposits	-	2,008,728
Proceeds from stock options exercised [note 12(a)]	406,967	370,866
Proceeds from warrants exercised [note 12(a)]	4,866,415	995,493
Warrants issue costs	(13,498)	-
Payments on lease liability	(122,453)	(73,898)
Cash flows from continuing financing activities	38,824,931	5,313,528

Change in cash and cash equivalents during the year	23,583,451	2,285,602
Cash and cash equivalents, beginning of year	3,091,549	805,947
Cash and cash equivalents, end of year	26,675,000	3,091,549

Supplementary disclosures - see note 13

The accompanying notes are an integral part of these consolidated financial statements

ZENTEK LTD.
(FORMERLY ZEN GRAPHENE SOLUTIONS LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Share-Based
		Share		Payment	Share to be		Total
	Number of	Capital	Warrants	Reserve	Issued	Deficit	Equity
(Stated in Canadian Dollars)	Shares	$	$	$	$	$	$

Balance as at March 31, 2020	80,405,791	40,211,736	331,415	1,599,609	472,500	(16,904,177)	25,711,083
Issuance of units [note 12(a)]	3,416,666	1,779,015	270,985	-	-	-	2,050,000
Unit issue costs	-	(37,661)	-	-	-	-	(37,661)
Issuance of shares for debt [note 12(a)]	115,711	45,200	-	-	-	-	45,200
Stock options exercised [note 12(a)]	653,333	613,033	-	(242,167)	-	-	370,866
Warrants exercised [note 12(a)]	1,608,348	1,190,629	(195,136)	-	-	-	995,493
Recognition of stock-based compensation [note 12(c)]	-	-	-	2,195,957	-	-	2,195,957
Stock options expired [note 12(c)]	-	-	-	(283,000)	-	283,000	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(3,868,650)	(3,868,650)
Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(20,489,827)	27,462,288
Issuance of units [note 12(a)]	1,735,199	3,589,111	748,887	-	-	-	4,337,998
Unit issue costs [note 12(a)]	15,592	(44,850)	(18,514)	-	-	-	(63,364)
Issuance of shares [note 12(a)]	6,348,864	33,014,082	-	-	-	-	33,014,082
Share issue costs [note 12(a)]	-	(1,592,488)	-	-	-	-	(1,592,488)
Issuance of shares for debt [note 12(a)]	19,157	50,000	-	-	-	-	50,000
Stock options exercised [note 12(a)]	673,333	690,534	-	(283,567)	-	-	406,967
Warrants exercised [note 12(a)]	4,256,064	5,999,423	(1,133,008)	-	-	-	4,866,415
Warrants issue costs	-	(13,498)	-	-	-	-	(13,498)
Share purchase warrants expired [note 12(b)]	-	-	(4,629)	-	-	4,629	-
Recognition of stock-based compensation [note 12(c)]	-	-	-	4,774,709	-	-	4,774,709
Net loss and comprehensive loss for the year	-	-	-	-	-	(38,694,048)	(38,694,048)
Balance as at March 31, 2022	99,248,058	85,494,266	-	7,761,541	472,500	(59,179,246)	34,549,061

The accompanying notes are an integral part of these consolidated financial statements

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

1. NATURE OF BUSINESS

Effective October 27, 2021, ZEN Graphene Solutions Ltd. obtained TSX Venture Exchange approval to change its name to Zentek Ltd. (the "Company"). The Company was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZENGuard coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

There has been a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. The impact on the Company has not been significant, but management continues to monitor the situation.

Management believes the Company will be successful at completing its development plan and that current cash reserves are sufficient to carry forward the Company's plan through the coming twelve months.

These consolidated financial statements of the Company for the year ended March 31, 2022 were approved and authorised for issue by the Board of Directors on June 29, 2022.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of Presentation

The consolidated financial statements have been prepared using the measurement bases specified by IFRS for each type of asset, liability, income and expense. The measurement bases are more fully described in the accounting policies below. The consolidated financial statements are prepared on the historical cost basis. In addition, these consolidated financial statements are prepared using the accrual basis of accounting, except for cash flow information.

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year.

The consolidated financial statements consolidate the accounts of the Company and all of its subsidiaries. The Company has the following inactive, wholly owned subsidiaries: 1000114904 Ontario Inc. and Zentek USA Inc.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. In preparing the consolidated financial statements, transactions in currencies other than the entity's functional currency are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains/losses on translation are recorded in profit or loss.

Financial Instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either Fair Value Through Profit or Loss ("FVPL") or Fair Value Through Other Comprehensive Income ("FVOCI"), and "financial assets at amortised costs", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognised initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortised cost. Cash and amounts receivable held for collection of contractual cash flows are measured at amortised cost.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - financial assets at amortised cost

After initial recognition, financial assets measured at amortised cost are subsequently measured at the end of each reporting period at amortised cost using the Effective Interest Rate ("EIR") method. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company's financial assets measured at amortised cost correspond to cash, accounts and other receivables and loan receivable and their nominal value is similar to their amortised cost.

Subsequent measurement - financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognised in other income or expense in the statements of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement - financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealised gains or losses recognised in other comprehensive income or loss in the statements of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognised in other income in the statements of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognised when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are accounts and other receivables, which are measured at amortised cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognised at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognised.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortised cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable and accrued liabilities, long-term debt and unit subscriber deposits which are measured at amortised cost. All financial liabilities are recognised initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - financial liabilities at amortised cost

After initial recognition, financial liabilities measured at amortised cost are subsequently measured at the end of each reporting period at amortised cost using the EIR. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company's financial liabilities measured at amortised cost correspond to accounts payable, lease liability and long-term debt and their nominal value is similar to their amortised cost.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognised in other income or expense in the statements of loss.

Exploration and Evaluation Assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity (e.g. geological, geophysical studies, exploratory drilling and sampling), and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination or asset purchase. The Company follows the practice of capitalizing all costs related to the acquisition of, exploration for and evaluation of mineral claims and crediting all revenue, including government assistance, received against the cost of related claims. Costs incurred before the Company has obtained the legal rights to explore an area are recognised as expenses of the Company.

Capitalised costs are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment at each financial reporting date or when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Equipment is carried at acquisition cost less subsequent amortization and impairment losses. Amortization is recognised on a declining balance basis over the estimated useful lives of the equipment less estimated residual value. The rates generally applicable are:

Buildings	4%
Equipment - Automotive	20%
Equipment - Office	20%
Equipment - Lab and Field	20%
Signage	20%
Computers	20%
Computer software	100%
Leasehold improvements	Straight-line over term of lease
Right of Use Assets	Straight-line over term of lease

Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss within 'gain/loss on sale of property and equipment'.

Cash and Cash Equivalents

The Company's policy is to disclose cash, bank account balances, cashable investment-grade deposit certificates and non- cashable investment-grade deposit certificates with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in Canadian chartered banks or financial institutions controlled by a Canadian chartered bank.

Impairment of Non-Financial Assets

At each financial reporting date, the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair values less costs to sell, and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less that its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognised in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

Share capital represents the fair value of consideration received, less related costs.

Flow Through Shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby it agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of non-flow through shares and the amount the investor pays for flow- through shares. A flow through premium liability is recognised for the difference. The liability is reversed when the expenditures are made and is recorded in the statement of loss. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

Warrants

Warrants are recorded at their fair value on the date of issue, net of issue costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants issued. On the exercise of warrants, consideration received and the accumulated warrant value attributed to the portion exercised is credited to share capital. For those warrants that expire after vesting, the recorded value is transferred to deficit.

Share-Based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in the share-based payment note. See note 12(c).

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire after vesting, the recorded value is transferred to deficit.

On the exercise of options, consideration received and the accumulated option value attributed to the portion exercised is credited to share capital.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

Basic loss per share is calculated using the weighted average number of shares outstanding. In order to determine diluted loss per share, any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of warrants and options that would increase earnings per share or decrease loss per share. The outstanding stock options and warrants to purchase common shares disclosed in note 12 were not included in the computation of the diluted loss per share for the periods presented because the effect would be anti-dilutive.

Income Taxes

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. The Company has not recognised deferred tax assets to the extent that the company does not consider it probable that a deferred tax asset will be recovered.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when the Company has a present legal or constructive obligation caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the units-of-production or the straight-line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses. The Company had no material restoration, rehabilitation and environmental obligations as at March 31, 2022 or 2021 as the disturbance to date is minimal.

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

Operating Expenses

Operating expenses are recognised in profit or loss upon utilization of the service or at the date of their origin.

Leases

The Company assesses at inception of a contract, whether the contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of time, the Company assesses whether the customer has the following through the period of use:

• The right to obtain substantially all of the economic benefits from use of the identified asset; and

• The right to direct the use of the identified asset.

At the lease commencement date, the Company recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost. The cost of the right-of-use asset is comprised of the initial amount of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred by the Company, and an estimate of the costs to be incurred by the Company in dismantling and removing the underlying asset and restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the commencement date, the Company measures right-of-use assets related to property and equipment by applying the cost model, whereby the right-of-use asset is measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term or the end of the useful life of the right-of-use asset. The estimated useful life of the right-of-use assets are determined on the same basis as those of property, plant and equipment. The determination of the depreciation period is dependent on whether the Company expects that the ownership of the underlying asset will transfer to the Company by the end of the lease term or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The lease liability is initially measured at the present value of the lease payments not paid at the lease commencement date, discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate, if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the lease liability comprise of fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate, amounts expected to be payable by the Company under a residual value guarantee, the exercise price of a purchase option that the Company is reasonably certain to exercise, and payment of penalties for terminating the lease if the lease term reflects the Company exercising an option to terminate the lease. After the commencement date, the Company measures the lease liability at amortised cost using the effective interest method.

The Company remeasures the lease liability when there is a change in the lease term, a change in the Company's assessment of an option to purchase the underlying asset, a change in the Company's estimate of amounts expected to be payable under a residual value guarantee, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments. On remeasurement of the lease liability, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to not recognise right-of-use assets and lease liabilities for short-term leases of property and equipment and low value leases of property and equipment. Short-term leases are leases with a term of twelve months or less. The Company recognises the lease payments associated with these leases as an expense on either a straight-line basis over the lease term or another systematic basis if that basis is more representative of the pattern of the lessee's benefit.

Revenue Recognition

Revenue is recognised only when it is probable that the economic benefit associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectable amount, or the amount in respect of which recovery has ceased to be probable, it is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenue to be recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligations within the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligations; and

5. Recognizing revenue when/as performance obligation(s) are satisfied.

The Company generates revenue through the direct supply of product to customers and by entering into royalty agreements with customers.

Government grants

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Company recognises expenses as related costs for which funded expenditures are incurred. Government grants are recognised when there is reasonable assurance that the Company will comply with the terms and conditions associated with the grants and the grants will be received. An unconditional government grant is recognised in profit or loss when the Company is entitled to receive the grant funding.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are comprised of raw materials. Inventories are recorded at the lower of cost and net realizable value. Cost is determined on a standard cost basis, and includes the purchase price and other costs, such as import duties, taxes and transportation costs. Inventory cost is determined on a first-in, first-out basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials and freight-in.

New Accounting Standards and Interpretations not yet Adopted

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are mandatory for accounting periods beginning on or after April 1, 2022 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets ("IAS 37") was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 16 - Property, Plant and Equipment ("IAS 16") was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognised in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on January 1, 2022.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The Company has adopted this new standard and has determined there was no significant impact on the consolidated financial statements.

IAS 12 Income Taxes. In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12 Income Taxes. The amendments are effective beginning on or after January 1, 2023, with early adoption permitted.The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences, such as leases and reclamation provisions. The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company's consolidated financial statements

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

3. CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates and these differences could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Accounts receivable and loan receivable carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Expected credit loss allowance and provision

The Company determines an expected credit loss allowance for trade receivables based on the estimated expected lifetime credit loss, considering the actual credit loss in prior years and forward-looking estimates of expected collections. This estimate varies depending on the nature of the trade receivables, the majority of which are associated with the health sciences business; however, also includes receivables from government agencies. The loss allowance is reviewed on a quarterly basis and any change in estimate is accounted for prospectively. The Company also assesses the expected credit loss of non-trade financial assets to determine if an allowance is required. Collectivity of customer balances classified as trade receivables may vary from the Company's estimation.

Impairment of exploration and evaluation assets

While assessing whether any indications of impairment exist for exploration and evaluation assets, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future pre-tax cash flows expected to be derived from the Company's mineral exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's exploration and evaluation assets.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

3. CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES (continued)

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognised, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognised. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognised income tax assets at each reporting period.

Discount rate on lease liability

All the components of the lease liability are required to be discounted to reflect the present value of the payments. The discount rate to use is the rate implicit in the lease, unless this cannot readily be determined, in which case the lessee's incremental borrowing rate is used instead. The definition of the lessee's incremental borrowing rate states that the rate should represent what the lessee would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Significant judgment is required to estimate an incremental borrowing rate in the context of a right-of-use asset.

Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Existence of decommissioning and restoration costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

Contingencies

Refer to note 18.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

4. ACCOUNTS AND OTHER RECEIVABLES

	March 31,	March 31,
	2022	2021
	$	$

Trade receivables	314,375	-
HST recoverable	341,789	119,349
	656,164	119,349

5. LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan is secured by mortgages against property held by the borrower. The maturity date is July 1, 2022 with the borrower having the option to extend the maturity date for an additional three months. Should the option be exercised, the interest rate for the additional three months becomes 8% per annum, calculated and payable monthly.

6. INVENTORIES

	March 31,	March 31,
	2022	2021
	$	$

Raw materials	477,095	-
Finished goods	188,477	-
	665,572	-

Included in prepaids and deposits are $855,415 of prepayments made for inventory to be delivered subsequent to year end.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

7. PROPERTY AND EQUIPMENT

For the year ended March 31, 2022

Cost	Balance at			Balance at
	March 31			March 31
	2021	Additions	Disposals	2022
	$	$	$	$
Land	-	516,248	-	516,248
Buildings	-	1,548,745	-	1,548,745
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	142,075	-	157,874
Equipment - Lab and Field	251,699	1,052,822	-	1,304,521
Computers	51,151	69,125	-	120,276
Computer software	19,846	18,544	-	38,390
Signage	4,917	-	-	4,917
Leasehold improvements	111,190	147,641	-	258,831
Asset under construction (i)	-	2,439,710	-	2,439,710
Right-of-Use Asset - building (ii)	478,223	-	-	478,223
Total	934,264	5,934,910	-	6,869,174

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		March 31
	2021	year	Disposals	2022
	$	$	$	$
Buildings	-	61,950	-	61,950
Equipment - Automotive	1,325	23	-	1,348
Equipment - Office	14,501	28,674	-	43,175
Equipment - Lab and Field	89,881	242,928	-	332,809
Computers	38,890	16,277	-	55,167
Computer software	19,846	18,544	-	38,390
Signage	1,770	629	-	2,399
Leasehold improvements	37,063	86,277	-	123,340
Right-of-Use Asset - building (ii)	25,767	159,408	-	185,175
Total	229,043	614,710	-	843,753

Carrying amounts	At March 31,			At March 31,
	2021			2022
	$			$
Land	-			516,248
Buildings	-			1,486,795
Equipment - Automotive	114			91
Equipment - Office	1,298			114,699
Equipment - Lab and Field	161,818			971,712
Computers	12,261			65,109
Computer software	-			-
Signage	3,147			2,518
Leasehold improvements	74,127			135,491
Asset under construction (i)	-			2,439,710
Right-of-Use Asset - building (ii)	452,456			293,048
Total	705,221			6,025,421

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

 7. PROPERTY AND EQUIPMENT (continued)

For the year ended March 31, 2021

Cost	Balance at			Balance at
	March 31			March 31
	2020	Additions	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,439	-	-	1,439
Equipment - Office	15,799	-	-	15,799
Equipment - Lab and Field	129,939	121,760	-	251,699
Computers	49,127	2,024	-	51,151
Computer software	538	19,308	-	19,846
Signage	4,917	-	-	4,917
Leasehold improvements	-	111,190	-	111,190
Right-of-Use Asset - building (ii)	-	478,223	-	478,223
Total	201,759	732,505	-	934,264

Accumulated amortization	Balance at	Amortization		Balance at
	March 31	for the		March 31
	2020	year	Disposals	2021
	$	$	$	$
Equipment - Automotive	1,296	29	-	1,325
Equipment - Office	14,177	324	-	14,501
Equipment - Lab and Field	49,426	40,455	-	89,881
Computers	35,824	3,066	-	38,890
Computer software	538	19,308	-	19,846
Signage	983	787	-	1,770
Leasehold improvements	-	37,063	-	37,063
Right-of-Use Asset - building (ii)	-	25,767	-	25,767
Total	102,244	126,799	-	229,043

Carrying amounts	At March 31,			At March 31,
	2020			2021
	$			$
Equipment - Automotive	143			114
Equipment - Office	1,622			1,298
Equipment - Lab and Field	80,513			161,818
Computers	13,303			12,261
Computer software	-			-
Signage	3,934			3,147
Leasehold improvements	-			74,127
Right-of-Use Asset - building (ii)	-			452,456
Total	99,515			705,221

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

7. PROPERTY AND EQUIPMENT (continued)

(i) The Company's asset under construction relates to costs incurred for the design and development of a silver-graphene oxide pilot plant. No amortization has been recorded on this asset as it is not yet available for use.

(ii) The Company's right-of-use leased asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Amortization expense on this leased asset for the year ended March 31, 2022 was $159,408 (2021: $25,767).

8. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

	Opening			Ending
	Balance	Expenditures	Impairment	Balance
Albany Property	$	$	$	$

For the year ended March 31, 2021	25,065,071	1,094,658	-	26,159,729

For the year ended March 31, 2022	26,159,729	512,206	(26,671,935)	-

Government assistance received and netted against the expenditures during the year ended March 31, 2022 totaled $72,349 (2021: $132,732).

As a result of the Company's change in business during the year, the Company conducted an impairment test and determined the recoverable amount of the exploration and evaluation property to be negligible. Accordingly, the Company recognised an impairment charge on the exploration and evaluation property to reduce the carrying value to $nil. The exploration and evaluation expenditures incurred during the year were recognised as an expense in the consolidated statements of loss and comprehensive loss as it was determined that the exploration and evaluation property was impaired and these expenditures had no future benefit.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

8. EXPLORATION AND EVALUATION PROPERTY (continued)

Operating results and cash flow of the Company's exploration and evaluation property for the period up to the date of impairment were classified as discontinued operations in the consolidated statements of loss and comprehensive loss and in the consolidated statements of cash flows, respectively.

Net loss and comprehensive loss from discontinued operations:

	For the year	For the year
	ended	ended
	March 31,	March 31,
	2022	2021
	$	$

Expenses
Impairment of exploration and evaluation assets	26,671,935	-
Loss from discontinued operations	26,671,935	-

Net cash flows from discontinued operations:
	For the year	For the year
	ended	ended
	March 31,	March 31,
	2022	2021
	$	$

Operating cash flows used in discontinued operations	-	-

Investing cash flows used in discontinued operations	(316,698)	(1,111,693)

Financing cash flows used in discontinued operations	-	-

9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2022	2021
	$	$

Trade payables	1,044,587	348,103
Accrued liabilities	160,000	25,000
	1,204,587	373,103

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

10. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into an agreement for its future corporate headquarters and current manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three-year period to be paid in monthly instalments of $17,120 plus HST.

The lease liability relates to the above noted agreement which expires on January 31, 2024. The lease liability for the years ended March 31, 2022 and March 31, 2021 is as follows:

	March 31,	March 31,
	2022	2021
	$	$

Lease liability	281,872	404,325
Less: current portion	(149,317)	(122,452)
Long-term portion	132,555	281,873

Interest expense recognised on the lease liability for the year ended March 31, 2022 was $70,148 (2021: $6,352) which is included under other expenses on the statement of loss and comprehensive loss.

11. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company.

	March 31,	March 31,
	2022	2021
	$	$

First mortgage payable in monthly instalments of $85,504 including interest at 5% per annum, due March 1, 2024, with land and building, having a net book value of $2,003,043, pledged as collateral.	1,949,000	-
Less current portion	(950,930)	-
	998,070	-

Principal repayments on long-term debt in each of the next two years are estimated as follows:

2023	950,930
2024	998,070
Total	1,949,000

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the year ended March 31, 2022, the Company completed the following share capital transactions:

On April 8, 2021, the Company completed a private placement in which a total of 1,735,199 units were issued at $2.50 per unit for gross proceeds of $4,337,998. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $3.00 for a period of two years. Unit issue costs associated with this private placement totaled $102,343 of which $38,979 was settled through the issuance of 15,592 shares.

A total of 673,333 common shares were issued upon exercise of 673,333 stock options at exercise prices ranging from $0.40 to $0.72 per option for total proceeds of $406,967. The carrying value of the options, being $283,567, was removed from Share-based payment reserve and added to share capital.

A total of 4,256,064 common shares were issued upon exercise of 4,256,064 warrants at exercise prices ranging from $0.50 to $3.00 per warrant for total proceeds of $4,865,994. The carrying value of the warrants, being $1,133,008, was removed from warrants and added to share capital.

On December 9, 2021, the Company issued 19,157 common shares at an agreed upon price of $2.61 per common share as partial settlement for a license agreement allowing the Company to be the global commercializing partner for an aptamer-based, SATS-CoV-2, rapid detection technology. The Company also paid $50,000 in cash to settle the balance of the agreed upon license fee.

On January 4, 2022, the Company completed a bought-deal prospectus for gross proceeds of $23,005,060 and a concurrent non-brokered private placement for gross proceeds of $10,009,022. Pursuant to these offerings, the Company issued a total of 6,348,864 common shares at a price of $5.20 per common share. Cash commissions and issuance costs associated with the offerings totaled $1,592,488.

During the year ended March 31, 2021, the Company completed the following share capital transactions:

On June 26, 2020 and July 6, 2020, in a private placement, a total of 3,416,666 units were issued at $0.60 per unit for gross proceeds of $2,050,000. Each unit consisted of one common share and one-half of one common share purchase warrant with each whole warrant exercisable at $0.80 for a period of two years. Share issue costs associated with this private placement totaled $37,661.

On August 19, 2020, pursuant to a shares for debt agreement, the Company issued 115,711 common shares to a trade creditor at a variable agreed upon price of between $0.34 and $0.59 per common share in settlement of various amounts owing. There was no gain or loss as a result of this debt settlement.

A total of 653,333 common shares were issued upon exercise of 653,333 stock options at exercise prices ranging from $0.40 to $0.72 per option for total proceeds of $370,866. The carrying value of the options, being $242,167, was removed from Share-based payment reserve and added to share capital.

A total of 1,608,348 common shares were issued upon exercise of 1,608,348 warrants at exercise prices ranging from $0.50 to $0.80 per warrant for total proceeds of $995,493. The carrying value of the warrants, being $195,136, was removed from warrants and added to share capital.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(b) Share Purchase Warrants

The Company had no share purchase warrants outstanding as of March 31, 2022 (March 31, 2021 - 3,393,965).

The following is a summary of warrants activity for the years ended March 31, 2022 and March 31, 2021:

	Year ended		Year ended
	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of year	3,393,965	0.67	3,293,976	0.58
Granted	867,598	3.00	1,708,337	0.80
Exercised	(4,256,064)	1.14	(1,608,348)	0.62
Expired	(5,499)	3.00	-	-
Balance, end of year	-	-	3,393,965	0.67

On April 8, 2021, the Company issued 867,598 share purchase warrants as part of a private placement financing with an exercise price of $3.00 and an expiry date of April 8, 2023. The expiry date was accelerated to November 3, 2021. The grant date fair value of these warrants was $0.84. The fair value of these warrants was estimated on the grant date using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 97%; risk- free interest rate of 0.31%; and expected life of 2 years.

On June 26, 2020 and July 6, 2020, the Company issued 1,708,337 share purchase warrants as part of a private placement financing with an exercise price of $0.80 and an expiry date of June 26, 2022. The expiry date was accelerated to November 3, 2021. The grant date fair value of these warrants was $0.16. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; risk-free interest rate of 0.30%; and expected life of 2 years.

On December 19, 2019, the Company issued 137,100 share purchase warrants as part of the share issue costs related to a private placement financing with an exercise price of $0.50 and an expiry date of December 19, 2021. The grant date fair value of these warrants was $0.10. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 73%; risk-free interest rate of 1.67%; and expected life of 2 years.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve

The Company has a stock option plan (the "Plan") for directors, officers, employees and consultants. The Plan authorises the granting of options to purchase up to a maximum of 10% of the issued and outstanding common shares at the time of grant, of which 8,692,334 options are outstanding as at March 31, 2022 (March 31, 2021 - 7,021,667).

The Plan provides that:

a) any options granted pursuant to the Plan shall expire no later than ten years after the date of grant;

b) any options granted pursuant to the Plan shall be non-assignable and non-transferable;

c) the number of common shares issuable pursuant to the Plan to any one person in any 12-month period shall not exceed 5% of the outstanding common shares;

d) the number of common shares issuable pursuant to the Plan to any one consultant in any 12-month period may not exceed 2% of the outstanding common shares;

e) the number of common shares issuable pursuant to the Plan to persons employed in investor relation activities may not exceed 2% of the outstanding common shares in any 12-month period.

f) the Plan provides that options shall expire and terminate 90 days following the date the optionee ceases to be an employee, director or officer of, or consultant to, the Company, provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options.

g) the number of common shares: (1) reserved for issuance to insiders of the Company may not exceed 10% of the issued and outstanding common shares; and (2) which may be issued to insiders within a one-year period may not exceed 10% of the issued and outstanding common shares.

h) the Plan provides that options granted under the Plan shall vest in the optionee, and may be exercisable by the optionee under certain vesting terms.

During the year ended March 31, 2022, the Company issued the following stock options:

On April 13, 2021, the Company issued 50,000 stock options to a consultant with an exercise price of $1.76 per share and an expiry date of April 13, 2023. The grant date fair value of these stock options was $0.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 100%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 2 years. The vesting period of the options granted to the consultant is as follows: 100% at August 13, 2021.

On April 13, 2021, the Company issued 50,000 stock options to an employee with an exercise price of $1.76 per share and an expiry date of April 13, 2026. The grant date fair value of these stock options was $1.16. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 85%; expected forfeiture rate of 0%; risk-free interest rate of 0.31%; and expected life of 5 years. The vesting period of the options granted to the employee is as follows: 1/3 at April 13, 2021; 1/3 at April 13, 2022; 1/3 at April 13, 2023.

On June 30, 2021, the Company issued 150,000 stock options to a consultant with an exercise price of $3.50 per share and an expiry date of June 30, 2024. The grant date fair value of these stock options was $2.01. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 93%; expected forfeiture rate of 0%; risk-free interest rate of 0.45%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at June 30, 2021; 1/3 at June 30, 2022; 1/3 at June 30, 2023.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On July 23, 2021, the Company issued 25,000 stock options to an employee with an exercise price of $3.10 per share and an expiry date of July 23, 2024. The grant date fair value of these stock options was $1.75. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.45%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at July 23, 2021; 1/3 at July 23, 2022; 1/3 at July 23, 2023.

On September 3, 2021, the Company issued 100,000 stock options to numerous employees with an exercise price of $3.69 per share and an expiry date of September 3, 2024. The grant date fair value of these stock options was $2.12. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.53%; and expected life of 3 years. The vesting period of the options granted to the employees is as follows: 1/3 at September 3, 2021; 1/3 at March 3, 2022; 1/3 at September 3, 2022.

On September 21, 2021, the Company issued 120,000 stock options to a consultant with an exercise price of $4.08 per share and an expiry date of September 21, 2024. The grant date fair value of these stock options was $2.31. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 0.53%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at September 21, 2021; 1/3 at September 21, 2022; 1/3 at September 21, 2023.

On October 13, 2021, the Company issued 100,000 stock options to numerous employees with an exercise price of $4.92 per share and an expiry date of October 13, 2024. The grant date fair value of these stock options was $2.84. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 1.07%; and expected life of 3 years. The vesting period of the options granted to the employees is as follows: 1/3 at October 13, 2021; 1/3 at October 13, 2022; 1/3 at October 13, 2023.

On October 26, 2021, the Company issued 50,000 stock options to an employee with an exercise price of $4.77 per share and an expiry date of October 26, 2024. The grant date fair value of these stock options was $2.75. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 91%; expected forfeiture rate of 0%; risk-free interest rate of 1.07%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at October 26, 2021; 1/3 at October 26, 2022; 1/3 at October 26, 2023.

On November 1, 2021, the Company issued 100,000 stock options to numerous consultants with an exercise price of $5.67 per share and an expiry date of November 1, 2024. The grant date fair value of these stock options was $3.21. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 89%; expected forfeiture rate of 0%; risk-free interest rate of 1.05%; and expected life of 3 years. The vesting period of the options granted to the consultants is as follows: 1/3 at November 1, 2021; 1/3 at November 1, 2022; 1/3 at November 1, 2023.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On December 15, 2021, the Company issued 25,000 stock options to an employee with an exercise price of $5.20 per share and an expiry date of December 15, 2026. The grant date fair value of these stock options was $3.39. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; expected forfeiture rate of 0%; risk-free interest rate of 0.99%; and expected life of 5 years. The vesting period of the options granted to the employee is as follows: 1/3 at December 15, 2021; 1/3 at December 15, 2022; 1/3 at December 15, 2023.

On December 29, 2021, the Company issued 200,000 stock options to an employee and a consultant with an exercise price of $5.22 per share and an expiry date of December 29, 2024. The grant date fair value of these stock options was $2.96. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 89%; expected forfeiture rate of 0%; risk-free interest rate of 0.99%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at December 29, 2021; 1/3 at June 29, 2022; 1/3 at December 29, 2022. The vesting period of the options granted to the consultant is as follows: 1/3 at December 29, 2021; 1/3 at December 29, 2022; 1/3 at December 29, 2023.

On January 14, 2022, the Company issued 1,100,000 stock options to a number of directors and officers with an exercise price of $4.25 per share and an expiry date of January 14, 2027. The grant date fair value of these stock options was $2.80. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 83%; expected forfeiture rate of 0%; risk-free interest rate of 1.26%; and expected life of 5 years. The vesting period of the options granted to the directors and officers is as follows: 1/3 at January 14, 2022; 1/3 at July 14, 2022; 1/3 at January 14, 2023.

On January 14, 2022, the Company issued 200,000 stock options to a number of employees and consultants with an exercise price of $4.25 per share and an expiry date of January 14, 2025. The grant date fair value of these stock options was $2.42. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 90%; expected forfeiture rate of 0%; risk-free interest rate of 1.26%; and expected life of 3 years. The vesting period of the options granted to the employees and consultants is as follows: 1/3 at January 14, 2022; 1/3 at January 14, 2023; 1/3 at January 14, 2024.

On January 17, 2022, the Company issued 20,000 stock options to an employee with an exercise price of $4.25 per share and an expiry date of January 17, 2025. The grant date fair value of these stock options was $2.80. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 83%; expected forfeiture rate of 0%; risk-free interest rate of 1.26%; and expected life of 5 years. The vesting period of the options granted to the employee is as follows: 1/3 at January 17, 2022; 1/3 at January 17, 2023; 1/3 at January 17, 2024.

On March 29, 2022, the Company issued 54,000 stock options to an employee with an exercise price of $3.88 per share and an expiry date of March 29, 2025. The grant date fair value of these stock options was $2.29. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 92%; expected forfeiture rate of 0%; risk-free interest rate of 2.31%; and expected life of 3 years. The vesting period of the options granted to the employee is as follows: 1/3 at March 29, 2022; 1/3 at March 29, 2023; 1/3 at March 29, 2024.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

During the year ended March 31, 2021, the Company issued the following stock options:

On May 8, 2020, the Company issued 600,000 stock options to a number of directors, officers, employees and consultants with an exercise price of $0.40 per share and an expiry date of May 8, 2025. The grant date fair value of these stock options was $0.22. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to directors is as follows: 1/3 at May 8, 2020; 1/3 at November 8, 2020; 1/3 at May 8, 2021. The vesting period of the options granted to the officers, employees and consultants is as follows: 1/3 at May 8, 2020; 1/3 at May 8, 2021; 1/3 at May 8, 2022.

On May 16, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.40 per share and an expiry date of May 16, 2025. The grant date fair value of these stock options was $0.24. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.30%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at May 16, 2020; 1/3 at November 16, 2020; 1/3 at May 16, 2021.

On July 6, 2020, the Company issued 100,000 stock options to a consultant with an exercise price of $0.68 per share and an expiry date of July 6, 2025. The grant date fair value of these stock options was $0.41. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 6, 2020; 1/3 at July 6, 2021; 1/3 at July 6, 2022.

On July 24, 2020, the Company issued 150,000 stock options to a consultant with an exercise price of $0.63 per share and an expiry date of July 24, 2025. The grant date fair value of these stock options was $0.38. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 75%; expected forfeiture rate of 0%; risk-free interest rate of 0.26%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/3 at July 24, 2020; 1/3 at July 24, 2021; 1/3 at July 24, 2022.

On October 6, 2020, the Company issued 400,000 stock options to a number of directors with an exercise price of $0.75 per share and an expiry date of October 6, 2025. The grant date fair value of these stock options was $0.45. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 79%; expected forfeiture rate of 0%; risk-free interest rate of 0.24%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at October 6, 2020; 1/3 at April 6, 2021; 1/3 at October 6, 2021.

On November 24, 2020, the Company issued 75,000 stock options to a consultant with an exercise price of $1.77 per share and an expiry date of November 24, 2025. The grant date fair value of these stock options was $1.14. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 82%; expected forfeiture rate of 0%; risk-free interest rate of 0.27%; and expected life of 5 years. The vesting period of the options granted to the consultant is as follows: 1/2 at November 24, 2020; 1/2 at May 24, 2021.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

On December 9, 2020, the Company issued 250,000 stock options to a number of consultants with an exercise price of $1.64 per share and an expiry date of December 9, 2023. The grant date fair value of these stock options was $0.91. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 88%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the consultant is as follows: 1/3 at December 9, 2020; 1/3 at December 9, 2021; 1/3 at December 9, 2022.

On December 30, 2020, the Company issued 1,000,000 stock options to a number of directors with an exercise price of $3.32 per share and an expiry date of December 30, 2025. The grant date fair value of these stock options was $2.15. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 83%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 5 years. The vesting period of the options granted to the directors is as follows: 1/3 at December 30, 2020; 1/3 at June 30, 2021; 1/3 at December 30, 2021.

On December 30, 2020, the Company issued 425,000 stock options to a number of employees and consultants with an exercise price of $3.32 per share and an expiry date of December 30, 2023. The grant date fair value of these stock options was $1.92. The fair value of these options was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 92%; expected forfeiture rate of 0%; risk-free interest rate of 0.20%; and expected life of 3 years. The vesting period of the options granted to the employees and consultants is as follows: 1/3 at December 30, 2020; 1/3 at December 30, 2021; 1/3 at December 30, 2022.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company's computation of expected volatility for the years ended March 31, 2022 and 2021 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense, exploration and evaluation expense and under capital stock as share-based payment reserve:

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2022	2021
	$	$

Stock-based compensation expense	4,726,840	2,018,416
Exploration and evaluation expenditures	47,869	177,541
	4,774,709	2,195,957

Stock option and share-based payment activity for the years ended March 31, 2022 and March 31, 2021 are summarised as follows:

	Year ended		Year ended
	March 31, 2022		March 31, 2021
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of year	7,021,667	1.13	4,775,000	0.55
Granted	2,344,000	4.24	3,100,000	1.94
Exercised	(673,333)	0.59	(653,333)	0.57
Expired	-	-	(200,000)	1.67
Balance, end of year	8,692,334	2.01	7,021,667	1.13

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2022, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
	Exercise	Options	Options	Grant date	remaining
	Price	Issued	Exercisable	fair value	contractual life
Expiry Date	$	#	#	$	(years)

April 13, 2023	1.76	50,000	50,000	46,000	1.04
July 3, 2023	0.50	1,350,000	1,350,000	405,000	1.26
August 13, 2023	0.53	650,000	650,000	214,500	1.37
November 14, 2023	0.40	100,000	100,000	26,000	1.62
December 9, 2023	1.64	250,000	166,667	227,500	1.69
December 30, 2023	3.32	425,000	283,333	816,000	1.75
June 30, 2024	3.50	150,000	50,000	301,500	2.25
July 17, 2024	0.40	1,175,000	1,175,000	199,750	2.30
July 23, 2024	3.10	25,000	8,333	43,750	2.32
September 3, 2024	3.69	100,000	66,667	212,000	2.43
September 21, 2024	4.08	120,000	40,000	277,200	2.48
October 13, 2024	4.92	100,000	33,333	189,333	2.54
October 26, 2024	4.77	50,000	16,667	137,500	2.58
November 1, 2024	5.67	100,000	33,333	321,000	2.59
December 10, 2024	0.40	40,000	40,000	7,600	2.70
December 29, 2024	5.22	200,000	66,667	592,000	2.75
January 14, 2025	4.25	200,000	66,667	484,000	2.79
January 17, 2025	4.25	20,000	6,667	56,000	2.80
March 29, 2025	3.88	54,000	18,000	123,660	3.00
May 8, 2025	0.40	600,000	483,333	132,000	3.11
May 16, 2025	0.40	100,000	66,667	24,000	3.13
July 6, 2025	0.68	33,334	-	13,667	3.27
July 24, 2025	0.63	150,000	100,000	57,000	3.32
October 6, 2025	0.75	400,000	400,000	180,000	3.52
November 24, 2025	1.77	75,000	75,000	85,500	3.65
December 30, 2025	3.32	1,000,000	1,000,000	2,150,000	3.75
April 13, 2026	1.76	50,000	16,667	58,000	4.04
December 15, 2026	5.20	25,000	8,333	84,750	4.71
January 14, 2027	4.25	1,100,000	366,667	3,080,000	4.79
		8,692,334	6,738,001	10,545,210	2.70

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

12. SHARE CAPITAL (continued)

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2021, outstanding options to acquire common shares of the Company were as follows:

					Weighted
		Number of	Number of		average
	Exercise	Options	Options	Grant date	remaining
	Price	Issued	Exercisable	fair value	contractual life
Expiry Date	$	#	#	$	(years)

July 5, 2021	0.72	340,000	340,000	190,400	0.26
July 3, 2023	0.50	1,350,000	1,350,000	405,000	2.26
August 13, 2023	0.53	800,000	800,000	264,000	2.37
November 14, 2023	0.40	100,000	100,000	26,000	2.62
December 9, 2023	1.64	250,000	83,333	227,500	2.69
December 30, 2023	3.32	425,000	141,667	816,000	2.50
July 17, 2024	0.40	1,225,000	1,225,000	208,250	3.30
October 22, 2024	0.40	50,000	50,000	12,000	3.56
December 10, 2024	0.40	90,000	90,000	17,100	3.70
May 8, 2025	0.40	600,000	283,333	132,000	4.11
May 16, 2025	0.40	100,000	33,333	24,000	4.13
July 6, 2025	0.68	66,667	-	27,333	4.27
July 24, 2025	0.63	150,000	50,000	57,000	4.32
October 6, 2025	0.75	400,000	133,333	180,000	4.52
November 24, 2025	1.77	75,000	37,500	85,500	4.65
December 30, 2025	3.32	1,000,000	333,333	2,150,000	4.75
		7,021,667	5,050,832	4,822,083	3.19

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

13. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:
	March 31,	March 31,
	2022	2021
	$	$
Amounts and other receivables	(536,815)	(41,812)
Inventories	(665,572)	-
Prepaids and deposits	(985,522)	16,108
Accounts payable and accrued liabilities	831,484	64,251
	(1,356,425)	38,547
Supplementary disclosures:

Change in accrued exploration property expenditures	$-	$(61,844)
Assumption of mortgage to acquire building	$1,949,000	$-
Stock-based compensation charged to exploration and evaluation assets	$-	$177,541
Shares issued charged to share issue costs	$38,979	$-
Shares issued to settle debt	$-	$45,200

Cash and cash equivalents are comprised of:	March 31,	March 31,
	2022	2021
	$	$

Cash in bank	26,475,000	3,091,549
Cashable guaranteed investment certificate, 0.5%, maturing December 2022	200,000	-
	26,675,000	3,091,549

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

14. INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2021 - 26.5%) were as follows:

	2022 $	2021 $
Loss from continuing operations before income taxes	(12,022,113)	(3,868,650)
Loss from discontinued operations before income taxes	(26,671,935)	-
(Loss) before income taxes	(38,694,048)	(3,868,650)

Expected income tax recovery based on statutory rate	(10,254,000)	(1,025,000)
Adjustments to expected income tax benefit:
Stock-based compensation	1,253,000	582,000
Non-deductible expenses and other	8,000	(361,000)
Change in benefit of tax assets not recognised	8,993,000	804,000
Deferred income tax provision (recovery)	-	-

b) Deferred Income Tax

The components of deferred tax are summarised below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2022	2021
	$	$

Recognised deferred tax assets and liabilities
Non-capital losses carry-forwards	78,000	120,000
Right-of-use assets	(78,000)	(120,000)
Net deferred tax assets	-	-

Deferred income tax assets have not been recognised in respect of the following deductible temporary differences:

	2022	2021
	$	$

Non-capital loss carry-forwards	7,998,000	764,000
Equipment	428,000	81,000
Interest in exploration and evaluation property	35,560,000	8,881,000
Share issue costs	1,433,000	212,000
Lease liability	282,000	404,000
Deductible temporary differences	45,701,000	10,342,000

Deferred tax assets have not been recognised in respect of these temporary differences because it is not probable that future taxable profits will be available against which the Company can utilise the benefits.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

14. INCOME TAXES (continued)

c) Loss Carry-Forwards

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilised, the non-capital losses of approximately $8,000,000 will expire between the fiscal years ending March 31, 2032 and March 31, 2042.

The Company has approximately $35,500,000 of Canadian development and exploration expenditures as at March 31, 2022 (2021: $35,000,000), which under certain circumstances may be utilised to reduce the taxable income of future years.

15. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the years ended March 31, 2022 and 2021 were as follows:

	2022	2021
	$	$

Salaries and benefits	490,000	652,167
Stock-based compensation	2,602,803	1,714,944
	3,092,803	2,367,111

As part of the private placement issued during the year ended March 31, 2022 as disclosed in note 12(a), officers and directors of the Company purchased 36,000 units for gross proceeds of $90,000.

See also note 18(b).

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

16. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and commercialization of intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company's counterparty credit risk increased from the prior year as a result of the trade receivables and loan receivable in existence at year end.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

i) Credit Risk

As the Company has commenced production and sales, it is exposed to credit risk with respect to its accounts receivable. The Company also issued a loan receivable during the year further increasing its exposure to credit risk. The Company manages its credit risk by reviewing and assessing credit exposure prior to facilities being committed to customers. Overall the Company's credit risk has increased from the prior period as a result of trade receivables now being generated through sales as well as the issuance of the loan receivable. The Company's accounts and other receivables and loan receivable total $3,606,164 (2021: $119,349), representing the maximum exposure to credit risk from those financial assets.

ii) Cash and Cash Equivalents

In order to manage credit and liquidity risk, the Company's cash is held through a large Canadian Financial Institution and the Company invests only in highly rated investment grade instruments that have maturities of one year or less.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

The following are the undiscounted amounts and contractual maturities of the Company's long-term debt and anticipated timing of settlements of its other financial liabilities as at March 31, 2022:

Balance, as at March 31, 2022	< 1 year	1-2 years	> 2 years
	$	$	$
Accounts payable and accrued liabilities	1,725,622	-	-
Lease liability	149,317	132,555	-
Long-term debt	950,930	998,070	-

Balance, as at March 31, 2021	< 1 year	1-2 years	> 2 years
	$	$	$
Accounts payable and accrued liabilities	373,103	-	-
Lease liability	122,452	281,873	-

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

16. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realise a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. As a result, the Company is exposed to currency risk on these transactions. A 1% strengthening of the US dollar would affect net loss by approximately $23,000. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

e) Fair Value of Financial Instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2022, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values.

17. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company's capital management objectives, policies and processes have remained unchanged during the years ended March 31, 2022 and 2021.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

18. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having ‘no fault’ termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements.

19. LOSS PER SHARE

Basic loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the year ended March 31, 2022 is 92,091,983 (2021: 84,022,424). Diluted loss per share figures are calculated after taking into account all warrants and stock options granted. Exercise of the outstanding warrants and stock options would be anti-dilutive with respect to loss per share calculations, and therefore diluted loss per share is equal to basic loss per share. The number of potentially dilutive common shares resulting from the exercise of outstanding warrants and stock options that were not included in the calculation of diluted loss per share was 8,692,334 (March 31, 2021: 10,415,632).

20. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities.

ZENTEK LTD. (FORMERLY ZEN GRAPHENE SOLUTIONS LTD.) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

21. OTHER EXPENSES

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2022	2021
	$	$

Insurance	162,640	38,913
Meals and entertainment	61,815	13,618
Office expenses	110,114	49,870
Other expenses	183,461	69,161
Travel	143,874	64,844
	661,904	236,406

22. SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2022, a total of 115,000 stock options were exercised at $0.40 per option resulting in proceeds of $46,000 to the Company.

On May 19, 2022, the Company announced that McMaster has received two Natural Sciences and Engineering Research Council (“NSERC”) grants related to the aptamer-based rapid detection technology; the Alliance Missions Grant for the amount of $1,000,000, and an Idea to Innovation (I2I) Grant for the amount of $350,000, of which the Company will make a $140,000 contribution.